# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RAVE RESTAURANT GROUP, INC., CIK 0000718332
CUSIP: 754198109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3551 PLANO PARKWAY, THE COLONY, Texas (TX), 75056
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001642590

## Reporting persons
- Bares Brian Timothy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,388,715; shared voting power 0; sole dispositive power 1,388,715; shared dispositive power 0; aggregate amount beneficially owned 1,388,715 (9.8% of the class)
- Bares Family Foundation, Inc.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,388,715; sole dispositive power 0; shared dispositive power 1,388,715; aggregate amount beneficially owned 1,388,715 (9.8% of the class)
  Comment: Explanatory Note: On August, 29, 2025, Brian T. Bares (the Initial Filer) transferred record ownership in 1,388,715 shares of the Issuers common stock (the Shares) to the Bares Family Foundation, Inc., (the New Filer) with the Initial Filer retaining voting and dispositive power over the Shares. Notwithstanding the change in record ownership, Mr. Bares continues to hold voting and dispositive power over the Shares. The Reporting Persons may purchase or sell additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors.
  The Reporting Persons are disclosing ownership in the Issuer on Schedule 13G rather than an amendment to the Initial Filers Schedule 13D, filed with the Commission on September 15, 2017 (the Initial Filing), as the Reporting Persons are eligible as of this date to report ownership on Schedule 13G and the Initial Filer was eligible at the time of the Initial Filing to report his ownership on Schedule 13G, notwithstanding the fact that the Initial Filing was made on Schedule 13D.

## Item 1. Issuer
Name of issuer: RAVE RESTAURANT GROUP, INC.
Address of issuer's principal executive offices: 3551 PLANO PARKWAY, THE COLONY, TEXAS, 75056

## Item 2. Person Filing
Name of person filing:
Brian T. Bares
Bares Family Foundation, Inc.
Address of principal business office or, if none, residence:
Same principal business office for Brian T. Bares and Bares Family Foundation, Inc.

12600 Hill Country Blvd
Suite R-230
Austin, TX 78738
Citizenship:
Brian T. Bares USA
Bares Family Foundation, Inc. Organized under the laws of Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Brian T. Bares 1.388.715 shares
Bares Family Foundation. Inc. 1,388.715 shares
Percent of class:
Brian T. Bares 9.77%
Bares Family Foundation. Inc. 9.77%
Sole power to vote or to direct the vote: Brian T. Bares 1.388,715 shares
Shared power to vote or to direct the vote: Bares Family Foundation. Inc. 1,388.715 shares
Sole power to dispose or to direct the disposition: Brian T. Bares 1,388,715 shares
Shared power to dispose or to direct the disposition: Bares Family Foundation. Inc. 1,388.715 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bares Brian Timothy: Brian T. Bares, Individual (09/15/2025)
- Bares Family Foundation, Inc.: Brian T. Bares, Director (09/15/2025)